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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walleye Trading LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Niagara Lane North

(No. and Street)

Plymouth   **MN**   **55447**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Carney   **(952) 345-6622**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

220 South Sixth Street   **Minneapolis**   **MN**   **55402**

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Andrew Carney _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Walleye Trading LLC _____ , as

of ___December 31,_____ , 20 19_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NA

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

)

Walleye Trading LLC

Statement of Financial Condition

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm

To the Members and Officers of Walleye Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 27, 2020

Walleye Trading LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	479,366
Dividends receivable		1,891,215
Securities owned, at fair value (pledged)		3,863,743,625
Memberships in exchanges		1,395,069
Total assets	$	3,867,509,275

Liabilities and members' equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	2,714,114,139
Payable to broker, net		786,505,505
Accounts payable and accrued liabilities		22,253,516
Payable to Manager		7,359,670
Capital withdrawals payable		46,039,852
Subordinated borrowings		500,000
Total liabilities		3,576,772,682
Class A member's equity		233,552,000
Class D members' equity		57,184,593
Total members' equity		290,736,593
Total liabilities and members' equity	$	3,867,509,275

See accompanying notes.

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options and stock market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, index options market-making, commodity options market-making and U.S. equity stock market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of most options and futures exchanges.

The Company clears its securities transactions through Goldman Sachs & Co. (the Clearing Broker).

Walleye Capital LLC (formerly known as Walleye Trading Advisors LLC) (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company. Northern Trust Hedge Fund Services LLC (the Administrator) serves as administrator to the Company.

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members and employees of the Manager. Each Class D Member has responsibility for their trading activities and shares in the profits and losses of only their respective trading activities according to their respective Supplemental Agreements. In addition, each Class D Member can earn additional profits based upon their respective level of capital committed to the strategy. This capital and any subsequent contributions as well as any profits with respect thereto are subject to all risks of the Company's business.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other officers of the Company. As of December 31, 2019, there were twelve Class D Members.

2. Significant Accounting Policies

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of significant accounting policies followed by the Company.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, *Measurement of Credit Losses on Financial Instruments.* The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendment's in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard, the subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. ASU 2016-13 will be effective for the Company's fiscal year beginning January 1, 2020, using a modified retrospective approach. Early adoption is permitted. The adoption of this guidance is not material to the Company's financial statements.

Securities Transactions

Market-making and proprietary securities transactions, and the related revenues and expenses, are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at fair value based on independent third-party pricing sources.

Dividends are recorded on the ex-dividend date.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impaired value.

Performance Fees

Performance fees represent amounts paid to non-Class D member traders and third-party sub-advisors for generating trading profits as well as non-trader employee bonuses paid via an employee bonus pool. All such performance fees are recorded on an accrual basis and are included in accounts payable and accrued liabilities on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Payable to broker, net

Payable to broker, net consists of the following:

	December 31, 2019
Margin payable, net	$ (367,696,566)
Unsettled securities transactions payable, net	(425,077,517)
Exchange-traded futures – open trade equity	6,268,578
Total	$ (786,505,505)

The Company conducts business with brokers and dealers that are members of the major securities and commodities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

December 31, 2019

4. Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2019:

Assets	Level 1	Level 2	Level 3[1]	Total
Securities owned, at fair value (pledged):				
Options:				
Commodity contracts	$ 59,500	$ -	$ -	$ 59,500
Credit contracts	54,176	-	-	54,176
Equity contracts	1,144,538,187	-	-	1,144,538,187
Foreign exchange contracts	2,353	-	-	2,353
Interest rate contracts	89,571,939	-	-	89,571,939
Equities	2,465,501,602	155,701,557	91,316	2,621,294,475
Warrants	491,625	7,282,131	449,239	8,222,995
Total securities owned, at fair value (pledged):	3,700,219,382	162,983,688	540,555	3,863,743,625
Futures contracts[2]	6,268,578	-	-	6,268,578
Total assets	$ 3,706,487,960	$ 162,983,688	$ 540,555	$ 3,870,012,203

[1] Level 3 securities were not considered significant to the Company.

[2] Amount is netted on the Statement of Financial Condition and is presented in Payable to broker, net.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

December 31, 2019

4. Financial Instruments (continued)

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at fair value:				
Options:				
Commodity contracts	$ 262,595	$ -	$ -	$ 262,595
Credit contracts	9,250	-	-	9,250
Equity contracts	1,409,442,710	-	-	1,409,442,710
Foreign exchange contracts	3,998	-	-	3,998
Interest rate contracts	135,341,300	-	-	135,341,300
Equities	1,168,232,362	818,426	3,198	1,169,053,986
Corporate bond	-	300	-	300
Total securities sold, not yet purchased, at fair value:	$ 2,713,292,215	$ 818,726	$ 3,198	$ 2,714,114,139

Securities owned are pledged to the Clearing Broker on terms that permit them to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in Payable to broker, net at December 31, 2019.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2019, is approximately $1.4 million, based upon recent sales activity and observable lease rates for such memberships (categorized as Level 2 of the fair value hierarchy).

Other financial instruments are recorded by the Company at contract amounts and include Payable to broker, net, and Subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes where its partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2019. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services (including advisory fees paid to third-party sub-advisors), and other administrative services. These expenses are recorded on an accrual basis by the Company. At December 31, 2019, approximately $7.4 million of these expenses were payable to the Manager and are reflected as Payable to Manager on the Statement of Financial Condition.

All of the partners of the Manager are also partners of the Manager's technology affiliate, Walleye Software. Certain partners of the Manager are also partial owners of Deephaven Data Labs ("DDL"), a data management systems provider that provides data management software and services for the Manager and other DDL clients. Partners of the Manager serve on the Board of Directors of DDL. The use of affiliated service providers by the Manager on behalf of the Company presents various conflicts of interest including conflicts associated with the selection, retention, and evaluation of the service provider.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

December 31, 2019

7. Subordinated Borrowings

During the year ended December 31, 2019, the Company renewed a cash subordination borrowing agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points (7.75% at December 31, 2019). No cash movement resulted from the maturity and related renewal of the subordinated borrowings during the year ended December 31, 2019. The subordinated borrowings mature on October 31, 2020.

The subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. It is the Company's intention to renew the subordinated borrowing agreement on November 1, 2020.

8. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options and stock market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to: equity options, commodity options, credit options, foreign exchange options, futures options, and futures contracts. Options on futures are included within the futures categories throughout the notes to the Statement of Financial Condition. The Company records its derivative trade-related activities at fair value.

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2019, was approximately 2.5 million and 59,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2019, was approximately 2.7 million and 14,000, respectively.

8. Derivative Transactions (continued)

The following tables are intended to provide additional information about the effect of the Derivatives on the Statement of Financial Condition of the Company:

Type	Number of Contracts and Notional Amounts as of December 31, 2019			
	Long Contracts	Short Contracts	Long Notional	Short Notional
Futures	52,408	4,681	$12,210,233,394	$655,855,914
Options				
Commodity contracts	791	1,617	1,427,150	2,234,350
Credit contracts	1,023	450	8,881,550	3,800,200
Equity contracts	2,278,358	2,406,289	43,722,105,768	42,167,568,206
Foreign exchange contracts	83	16	815,000	144,450
Interest rate contracts	422,901	409,615	103,171,774,513	100,001,970,763

Options are included in Securities owned and Securities sold, not yet purchased on the Statement of Financial Condition. Futures are included in Payable to broker, net on the Statement of Financial Condition. The respective derivative assets and liabilities by category are reflected within Footnote 4.

The Company does not offset derivative assets or derivative liabilities on the Statement of Financial Condition. The Company's derivative assets and liabilities are not subject to a master netting agreement.

9. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event that the counterparty or the Clearing Broker is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the Statement of Financial Condition.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

December 31, 2019

9. Financial Instruments with Off-Balance Sheet Risk (continued)

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For written options, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet their obligations, the Company would be exposed to credit risk. Primarily all derivatives are exchange-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

As of December 31, 2019, the Company had net capital of $129,471,790, which was $124,428,252 in excess of the required net capital of $5,043,538.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2019, the Company was in compliance with all such requirements.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company and an affiliate have entered into a Cross-Affiliate Master Agreement (the CAMA) with its Clearing Broker and its affiliate. The CAMA is a common agreement used in prime brokerage relationships with the primary purpose of reducing margin requirements across multiple entities. Pursuant to the CAMA, the Clearing Broker determines each of the Company's and its affiliate's margin requirements on the basis of the net aggregate position between the Company and its affiliate. In the event of a default by either the Company or its affiliate under the CAMA (or any other agreement with the Clearing Broker), the CAMA provides for cross-default and close-out netting between the Company and its affiliate. Management has not accrued a contingent liability related to the CAMA because management believes an event of default that would trigger a close-out under the CAMA is remote. Management monitors the likelihood of default on an ongoing basis and would make required adjustments to net capital computations and other risk calculations as deemed necessary.

12. Subsequent Events

The Company has evaluated the impact of events or transactions have occurred subsequent to December 31, 2019, for potential recognition or disclosure and noted there were no items deemed to impact the Statement of Financial Condition as presented herein.

STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
December 31, 2019
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm

WALLEYE TRADING LLC

2800 NIAGARA LANE N
PLYMOUTH, MN 55447

T: 952 345 5200
F: 952 345 5230



Walleye Trading LLC's Exemption Report

Walleye Trading LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.
(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2019 without exception.

Walleye Trading LLC

I, Andrew Carney, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *[signature]*

Title: Chief Executive Officer

February 27, 2020



EY
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Ernst & Young LLP   Tel: +1 612 343 1000
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Report of Independent Registered Public Accounting Firm

To the Members and Officers of Walleye Trading LLC

We have reviewed management's statements, included in the accompanying Walleye Trading LLC's Exemption Report, in which Walleye Trading LLC (the Company) stated:

> (1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
> (2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ended December 31, 2019 without exception.

Management is responsible for compliance with 17 C.F.R § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Members, Officers, the SEC, FINRA on behalf of NASDAQ OMQ PHLX Inc., other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Minneapolis, Minnesota
February 27, 2020

(CONFIDENTIAL PURSUANT TO RULE 17A-5(E)(3))